SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                     of the
                         Securities Exchange Act of 1934


                Report on Form 6-K for the month of November 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 8 November 2004 advising that FMR Corp and Fidelity Investments Limited no longer have a notifiable interest in the issued Ordinary Share Capital of the Company.

     2. A notification dated 12 November 2004 advising that The BOC Group plc will be announcing its Preliminary Results on Thursday 18 November 2004.
     3. A notification dated 12 November 2004 advising of the lapse of an option over 301 Ordinary shares under the Company's Australian Savings Related Share Option Scheme and the grant of an option over 1,879 Ordinary shares under the Company's Australian Savings Related Share Option Scheme by J A Bevan, a director of the Company.
     4. A notification dated 18 November 2004 to advise that a copy of the Preliminary Results for the year ended 30 September 2004, were available at the UKLA Document Viewing Facility.
     5. A notification dated 22 November 2004 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
     6. A notification dated 22 November 2004 advising details of the grant of options to R Medori, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
     7. A notification dated 22 November 2004 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
     8. A notification dated 22 November 2004 advising details of the grant of options to J A Bevan, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
     9. A notification dated 22 November 2004 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Long Term Incentive Plan.
     10. A notification dated 24 November 2004 advising the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 15,000 Ordinary shares in the Company in which the directors have a technical interest.
     11. A notification dated 26 November 2004 advising of the purchase by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995) of a total of 750,000 Ordinary shares in the Company in which the directors have a technical interest.
     12. A notification dated 29 November 2004 advising of the exercise of an option over 50,000 Ordinary shares under the Executive Share Option Scheme by A E Isaac, a director of the Company and subsequent transfer of 50,000 Ordinary shares to Mrs J Isaac and sale of 50,000 Ordinary shares by Mrs J Isaac, the director's wife.
     13. A notification dated 30 November 2004 advising a revision to the terms of the disposal of Afrox Healthcare by African Oxygen Limited.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 8 NOVEMBER 2004
                  AT 15.14 HRS UNDER REF: PRNUK-0811041513-1FEB

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      FMR Corp and Fidelity International Limited

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             5 November 2004                8 November 2004



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      14,370,027                                             2.88%

-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      The BOC Group plc had previously been advised          Sarah Larkins
      that pursuant to s198 of the Companies Act, FMR        Assistant Company Secretary
      Corp and Fidelity Investments Limited had an           01276 807383
      interest of 3.18% in the issued Ordinary shares
      of the Company.

      In a letter dated 5 November 2004 The BOC Group plc has been notified that FMR Corp and Fidelity
      Investments Limited no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.88%.

-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___8 November 2004_________

-------------------------------------------------------------------------------------------------------------------------

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                     INFORMATION SERVICE ON 12 NOVEMBER 2004
                  AT 10.30 HRS UNDER REF: PRNUK-1211041029-62F6


12 November 2004

The BOC Group plc - Preliminary Results

The BOC Group plc will be announcing its results for the year ended 30 September 2004 on Thursday 18 November 2004.

Contact:        Christopher Marsay, Director - Investor Relations
                The BOC Group, Windlesham, UK
                Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 12 NOVEMBER 2004
                  AT 11.07 HRS UNDER REF: PRNUK-1211041106-E3CD


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   JOHN ANDREW BEVAN
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       AS IN 2 ABOVE                                       JOHN ANDREW BEVAN
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LAPSE AND GRANT OF AUSTRALIAN SAYE OPTIONS
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
                                                            301 OPTIONS                Less than 0.01%
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           8.70P                    13 JANUARY 2004            11 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        17,108 SHARES                                       0.08%
        400,718 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------



If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        1 APRIL 2004                                        1 MAY 2009
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
                                                            1,879 OPTIONS OVER ORDINARY SHARES OF 25P
                                                            EACH
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        7.95P PER SHARE                                     17,108 SHARES
                                                            402,597 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
                                                            KAREN WESTON 01276 807388
------- --------------------------------------------- ----- ---------------------------------------------



-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification 12 NOVEMBER 2004

-------- ------------------------------------------------------------------------------------------------

       The BOC Group plc Announcement released to a Regulatory Information
                           Service at 11.10hrs on 18
                November 2004 under ref no PRNUK-1811041110-35BD




18 November 2004

THE BOC GROUP plc - NEWS RELEASE ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 NOVEMBER 2004
                  AT 17.34 HRS UNDER REF: PRNUK-2211041733-5EB0


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   KRISHNAMURTHY RAJAGOPAL
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        KRISHNAMURTHY RAJAGOPAL
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------



-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      19 NOVEMBER 2004           22 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        19 NOVEMBER 2004                                    19 NOVEMBER 2007  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 57,563 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         709,760
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            KAREN WESTON
        Long Term Incentive Plan may be satisfied           01276 807388
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.
------- --------------------------------------------- ----- ---------------------------------------------

-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  22 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 22 NOVEMBER 2004
                  AT 17.32 HRS UNDER REF: PRNUK-2211041731-221D


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   RENE MEDORI
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        RENE MEDORI
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------



------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------



------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      19 NOVEMBER 2004           22 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------



------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        19 NOVEMBER 2004                                    19 NOVEMBER 2007  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 67,127 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         616,935
------- --------------------------------------------- ----- ---------------------------------------------



------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            KAREN WESTON
        Long Term Incentive Plan may be satisfied           01276 807388
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.
------- --------------------------------------------- ----- ---------------------------------------------

-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  22 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 NOVEMBER 2004
                  AT 17.30 HRS UNDER REF: PRNUK-2211041729-FF7C


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN LAWRENCE WALSH
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN LAWRENCE WALSH
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      19 NOVEMBER 2004           22 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------



If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        19 NOVEMBER 2004                                    19 NOVEMBER 2007  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 57,563 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         637,407
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            KAREN WESTON
        Long Term Incentive Plan may be satisfied           01276 807388
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.
------- --------------------------------------------- ----- ---------------------------------------------

-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  22 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 NOVEMBER 2004
                  AT 17.28 HRS UNDER REF: PRNUK-2211041727-DB22


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   JOHN ANDREW BEVAN
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN ANDREW BEVAN
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      19 NOVEMBER 2004           22 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------



If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        19 NOVEMBER 2004                                    19 NOVEMBER 2007  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 54,696 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         457,293
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            KAREN WESTON
        Long Term Incentive Plan may be satisfied           01276 807388
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.
------- --------------------------------------------- ----- ---------------------------------------------

-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  22 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 22 NOVEMBER 2004
                  AT 17.27 HRS UNDER REF: PRNUK-2211041726-AF62


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   ANTHONY ERIC ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        ANTHONY ERIC ISAAC
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 LONG TERM INCENTIVE PLAN GRANT
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        N/A                        N/A                      N/A                        N/A
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------


-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           N/A                      19 NOVEMBER 2004           22 NOVEMBER 2004
         OF 25P EACH
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------



If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        19 NOVEMBER 2004                                    19 NOVEMBER 2007  SUBJECT TO PERFORMANCE
                                                            CONDITIONS
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 153,502 ORDINARY SHARES OF 25P EACH GRANTED
                                                            UNDER THE BOC GROUP LONG TERM INCENTIVE PLAN
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        OPTIONS GRANTED AT NIL COST                         1,562,713
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        The options, granted under The BOC Group            KAREN WESTON
        Long Term Incentive Plan may be satisfied           01276 807388
        by a new issue of shares to the director or
        by a transfer of shares from The BOC Group
        plc Employee Share Trust (1995). The Trust
        has the right to subscribe the number of
        shares required to satisfy the option.
------- --------------------------------------------- ----- ---------------------------------------------

-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification:  22 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 24 NOVEMBER 2004
                  AT 16.40 HRS UNDER REF: PRNUK-2411041640-601C


24 November 2004

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 24 November 2004 of 15,000 Ordinary shares of 25p each in the Company at an exercise price of 722p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 15,000 Ordinary shares, the Trustee now holds 4,866,855 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,866,855 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 26 NOVEMBER 2004
                  AT 14.55 HRS UNDER REF: PRNUK-2611041455-D8B8


THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc has been notified of the purchase on 26 November 2004 of 750,000 The BOC Group plc Ordinary shares of 25p each at a purchase price of 939p per share by Ogier Trustee Limited for The BOC Group plc Employee Share Trust (1995). This Trust was established for the purpose of satisfying the exercise, in due course, of awards made under senior executive incentive plans.


Each of the directors of The BOC Group plc, who is an employee, is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these Ordinary shares. Despite the technical interest in all the Ordinary shares each director will only be entitled to receive Ordinary shares from the Trust to the extent that awards are made to him in respect of these Ordinary shares.

Awards made to directors under the incentive plans have previously been notified, most recently on 24 November 2004.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 29 NOVEMBER 2004
                  AT 15.24 HRS UNDER REF: PRNUK-2911041522-5C2C


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS




All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   ANTHONY ERIC ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       DIRECTOR AS IN 2 ABOVE AND SPOUSE                   ANTHONY ERIC ISAAC AND JANICE ISAAC
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       JANICE ISAAC (WIFE)                                 EXERCISE OF EXECUTIVE SHARE OPTION, TRANSFER
                                                           OF SHARES TO WIFE AND SALE OF SHARES BY WIFE
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        50,000                     0.01%                    50,000                     0.01%
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           722P EXERCISE            29 NOVEMBER 2004           29 NOVEMBER 2004
         OF 25P EACH               946P SALE
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        8,057 SHARES                                        0.21%
        1,512,713 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------

------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------

------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------

------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
                                                            KAREN WESTON
                                                            01276 807388
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, COMPANY SECRETARIAL ADMINISTRATOR
         Date of notification: 29 NOVEMBER 2004
-------- ------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 30 NOVEMBER 2004
                  AT 13:44 HRS UNDER REF: PRNUK-3011041343-417A

30 November 2004

African Oxygen Limited today issued the following announcement to the Johannesburg Stock Exchange.

REVISED TERMS FOR BEE TRANSACTION - AFROX TO INVEST 25% IN BIDCO

African Oxygen Limited (Afrox) today announced that it would replace Medi-Clinic as the 25% shareholder in Bidco, the black empowerment consortium which has agreed to purchase AHealth. In an agreement announced between Afrox, AHealth, Bidco and MediClinic, MediClinic have agreed to terminate its involvement with Bidco on all levels. The previous shareholders agreement and the disposal agreement whereby MediClinic were to have acquired certain AHealth beds have been cancelled with immediate effect.

All parties have worked together to find a solution to facilitate the satisfactory outcome of the Bidco transaction. The revised proposal involves the introduction of new BEE funders and the commitment by Afrox to invest in Bidco. Bidco was incorporated solely for the purpose of acquiring the issued share capital of AHealth. A consortium of Black Economic Empowerment investors ("Beeco"), led by Brimstone ("Brimstone") and Mvelaphanda Strategic Investments ("Mvelaphanda") will together, directly or indirectly, hold 75% of the ordinary issued shares of Bidco; Afrox will hold the remaining 25%.

Afrox will distribute the net proceeds from the disposal of its 69% shareholding in AHealth to its shareholders. In a separate transaction, on the operative date of the Shareholder Scheme, Afrox will subscribe for further shares in, and advance loans to Bidco in an amount of R 375 million.

Commenting on this revised deal, Afrox CEO Rick Hogben, said: "It became clear to us that continued opposition to the deal could be protracted and would not be in anyone's interests. We have found a solution, acceptable to all parties, which enables us to continue to pursue this landmark BEE transaction, which is particularly important in the context of the anticipated Healthcare Charter."

Hogben continued: "The healthcare business needs to be protected; this has been a difficult period for all our staff and doctors and we value their continued hard work and loyalty. Afrox continues to believe that a deal which provides AHealth with a BEE partner is a significant advantage in remaining competitive and well-positioned to pursue new investment opportunities in the healthcare sector, both locally and internationally. With the evolving South African national healthcare system, an empowered AHealth will be ideally positioned for growth and profitability."

Any continued interference with the transaction can only be indicative of an effort to interfere with black economic empowerment, as all other grounds for objection have now been removed.

Commenting on the revised deal, Prof Jakes Gerwel, Chairman of Bidco and Brimstone Investment Corporation said:

"All parties have worked steadily to find an acceptable solution. The provision of funding is moving ahead as planned, and Bidco is hopeful of having all of the issues pertaining to independent funding in place before the Tribunal reconvenes in January 2005."

Gerwel continued: "We look forward to working within the revised shareholding structure. We welcome Afrox's reinvestment as it facilitates the conclusion of the transaction. It is also our intention to bring our supporting doctors in as shareholders in AHealth, once this deal has been finalised and settled, in a manner yet to be determined. It is important to us to have the interest and support of our Doctors."

Afrox's original decision to dispose of its entire shareholding in AHealth, was based on the fact that Afrox had derived substantial growth from AHealth and its belief that the healthcare business had attained the requisite scale and level of sophistication such that operating as an autonomous empowered entity would enable it to pursue its own growth initiatives without restriction. Afrox firmly believes this still holds true.

Afrox, AHealth and Bidco have also agreed to further extend the Merger Agreement and the date for fulfillment of the Competition Condition in the Shareholder Scheme and of the Shareholder Scheme Condition in the Employee Scheme to 23 January 2005. Provided that Bidco's funding is in place by that date, there will be a further extension to enable the Competition Tribunal to make its decision.

An application has been brought in the South African High Court by two shareholders in AHealth to have the Scheme of Arrangement declared to have lapsed. This application, which is being opposed, is currently due to be heard in the week commencing 29 November 2004. The parties hope that following the announcement of this revised transaction, the applicants will withdraw their application.

Dr Jackie Mphafudi, Chairman of Mvelaphanda Strategic Investments, expects the Competition Tribunal to approve the acquisition of Ahealth: "This new arrangement brings no material change, other than significant empowerment ownership, to the healthcare industry. With the Healthcare Charter that is in the process of being formulated, this is a welcome development and a landmark deal. Any possible intervening party will now only be trying to feather its own nest."

Hogben concluded, "I extend my appreciation to Bidco, Mediclinic and Afrox stakeholders for their commitment to finding a workable solution for this deal."

--------------------- ----------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------------------------------

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  December 1, 2004



                                  By:   /s/      Sarah Larkins
                                       -------------------------------------
                                       Name:     Sarah Larkins
                                       Title:    Assistant Company Secretary